Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT

This announcement is issued by MINISO Group Holding Limited (“MINISO” or the “Company”) today in response to allegations made in a short seller report by Blue Orca Capital, a short seller.

The Company believes the report is without merit and contains misleading conclusions and interpretations regarding information relating to the Company.

The Company’s board of directors (the “Board”), including the audit committee, is reviewing the allegations and considering the appropriate course of action to protect the interests of all shareholders. The Board, at the recommendation of the management of the Company and in order to protect the interests of all shareholders, has decided to form an independent committee (the “Independent Committee”), consisting of independent directors Ms. Xu Lili, Mr. Zhu Yonghua and Mr. Wang Yongping, to oversee an independent investigation regarding the allegations made in the report (the “Independent Investigation”). The Independent Committee may retain independent professional advisor(s) to assist with the Independent Investigation when appropriate.

The Company will make additional disclosures in due course consistent with the requirements of applicable rules and regulations of the U.S. Securities and Exchange Commission, the New York Stock Exchange and The Stock Exchange of Hong Kong Limited.

The Company emphasizes its continued and unwavering commitment to maintaining high standards of corporate governance and internal control, as well as transparent and timely disclosure in compliance with applicable rules and regulations.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, July 27, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.